Annual Financial Statements

For the years ended December 31, 2011 and 2010

(Expressed in thousands of Canadian dollars, unless otherwise stated)

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Canadian Zinc Corporation

We have audited the accompanying financial statements of Canadian Zinc Corporation, which comprise the statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Canadian Zinc Corporation as at December 31, 2011 and 2010, and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canadian Zinc Corporation's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2012 expressed an unqualified opinion on Canadian Zinc Corporation’s internal control over financial reporting.

"ERNST & YOUNG LLP"
Vancouver, Canada,
March 15, 2012. Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Canadian Zinc Corporation

We have audited Canadian Zinc Corporation’s [the “Company”] internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position as at December 31, 2011 and 2010, and January 1, 2010, and the statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years ended December 31, 2011 and 2010 of the Company and our report dated March 15, 2012 expressed an unqualified opinion thereon.

"ERNST & YOUNG LLP"
Vancouver, Canada,
March 15, 2012. Chartered Accountants

CANADIAN ZINC CORPORATION
Statement of Financial Position
(Expressed in thousands of Canadian dollars, unless otherwise stated)

	December 31, 2011	December 31, 2010	January 1, 2010
		(Note 21)	(Note 21)
ASSETS
Current
Cash and cash equivalents (Note 3)	$2,975	$4,464	$5,197
Short-term investments (Note 4)	5,407	2,900	2,246
Marketable securities (Note 5)	13,707	39,400	15,382
Other receivables and prepaid expenses	101	135	52

Total Current Assets	22,190	46,899	22,877

Other long-term assets (Note 6)	739	739	739
Property, plant and equipment (Note 7)	1,063	1,272	983
Exploration and evaluation assets (Note 8)	4,694	4,498	4,388

Total Assets	$28,686	$53,408	$28,987

LIABILITIES
Current
Accounts payable	$60	$16	$189
Accrued and other liabilities	955	503	212

Total Current Liabilities	1,015	519	401

Decommissioning liability (Note 9)	1,907	1,654	1,505

Total Liabilities	2,922	2,173	1,906

SHAREHOLDERS' EQUITY
Share capital (Note 10)	77,052	70,314	65,583
Reserves (Note 11)	10,750	9,597	8,668
Deficit	(62,038)	(28,676)	(47,170)

Total Shareholders’ Equity	25,764	51,235	27,081

Total Liabilities and Shareholders’ Equity	$28,686	$53,408	$28,987
Commitments (Note 18)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CA”
Director	Director

The accompanying notes are an integral part of these financial statements.

CANADIAN ZINC CORPORATION
Statement of Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars, except for share information)

	Year ended December 31,
	2011	2010
		(Note 21)
Income
Investment income	$50	$48

Expenses
Depreciation	22	23
Exploration and evaluation (Note 12)	5,489	4,100
Listing and regulatory	70	57
Management and directors	672	660
Office and general	730	407
Professional	279	271
Project evaluation	27	46
Shareholder and investor communications	398	278
Share-based compensation	238	951
	7,925	6,793

Other income (expenses)
Finance costs (Note 9)	(58)	(58)
Foreign exchange loss	(13)	(44)
Gain (loss) on marketable securities (Note 5)	(25,693)	25,341
Tax deduction recovery (Note 13)	277	-
	(25,487)	25,239

Net income (loss) for the year	(33,362)	18,494

Other comprehensive income (loss)	-	-

Comprehensive income (loss) for the year	$(33,362)	$18,494

Net income (loss) per share - basic and diluted	$(0.26)	$0.15
Weighted average number of shares outstanding
Basic	130,816,879	122,561,368
Dilutive effect of stock options and warrants	-	2,162,940
Diluted	130,816,879	124,724,308

The accompanying notes are an integral part of these financial statements.

CANADIAN ZINC CORPORATION
Statement of Cash Flows
(Expressed in thousands of Canadian dollars, unless otherwise stated)

	Year ended December 31,
	2011	2010
		(Note 21)
Operating Activities
Net income (loss) for the year	$(33,362)	$18,494
Reclamation expenditures	-	(23)
Adjustment for items not involving cash:
Accretion and depreciation	298	216
(Gain) loss on marketable securities (Note 5)	25,693	(25,341)
Tax deduction recovery (Note 13)	(277)	-
Unrealized foreign exchange	-	44
Share-based compensation	238	951
Change in non-cash working capital items:
Other receivables and prepaid expenses	34	(83)
Accounts payable and accrued liabilities	357	(197)
	(7,019)	(5,939)

Financing Activities
Capital stock issued	8,486	5,000
Issuance costs	(564)	(465)
Capital stock issued on exercise of stock options	111	277
Capital stock issued on exercise of warrants	36	212
	8,069	5,024

Investing Activities
Short-term investments	(2,507)	(654)
Marketable securities	-	1,323
Property, plant and equipment	(32)	(443)
	(2,539)	226

Impact of exchange rate changes on cash and cash equivalents	-	(44)

Net change in cash and cash equivalents	$(1,489)	$(733)

Cash and cash equivalents, beginning of year	$4,464	$5,197

Net change in cash and cash equivalents	(1,489)	(733)

Cash and cash equivalents, end of year	$2,975	$4,464

The accompanying notes are an integral part of these financial statements.

CANADIAN ZINC CORPORATION
Statement of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars, except for share information)

	Common shares
	Number	Amount	Reserves	Deficit	Total
Balance, January 1, 2010	118,900,563	$ 65,583	$ 8,668	$ (47,170))	$ 27,081
Issue of shares between $0.40 and $0.70 per share	9,821,429	4,723	-	-	4,723
Share issuance costs	-	(503))	-	-	(503))
Share purchase warrants	-	(195))	195	-	-
Exercise of options between $0.23 and $0.45 per share	1,196,250	397	(120))	-	277
Exercise of warrants at $0.40 per share	530,250	309	(97))	-	212
Share-based compensation	-	-	951	-	951
Net income for the year	-	-	-	18,494	18,494
Balance, December 31, 2010	130,448,492	70,314	9,597	(28,676))	51,235
Issue of shares between $0.67 and $0.75 per share	12,275,000	8,191	-	-	8,191
Share issuance costs	-	(685))	-	-	(685))
Share purchase warrants	-	(989))	989	-	-
Exercise of options between $0.23 and $0.45 per share	295,000	168	(57))	-	111
Exercise of warrants at $0.40 per share	90,620	53	(17))	-	36
Share-based compensation	-	-	238	-	238
Net loss for the year	-	-	-	(33,362))	(33,362))
Balance, December 31, 2011	143,109,112	$ 77,052	$ 10,750	$ (62,038))	$ 25,764

The accompanying notes are an integral part of these financial statements.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.           Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCBB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its Prairie Creek Mine property (“Prairie Creek”). The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating at current levels for the ensuing twelve months. Accordingly, these financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the statement of comprehensive income or loss and statement of financial position classifications that would be necessary were the going concern assumption not appropriate.

However, at such time that the Company receives its operating permits for the Prairie Creek Mine (which is not a certain event); it will require significant additional financing to place the mine into operation. There is no guarantee that the Company will be able to obtain such financing to complete the development of the Prairie Creek Mine.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first annual financial statements presented in accordance with IFRS. Previously, the Company prepared its annual financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

(b)	Basis of Preparation

These financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These financial statements are presented in Canadian dollars.

These financial statements have been prepared on the basis of IFRS standards that are effective or available for early adoption on December 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010 (the “Transition Date”), as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). The impact of the transition from Canadian GAAP to IFRS is explained in Note 21.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability and share-based compensation. Depreciation and depletion of exploration and evaluation assets and property, plant and equipment assets are dependent upon estimates of useful lives and resource estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resources, economic and market conditions and the useful lives of assets. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility.

(d)	Financial Assets

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(e)	Impairment of Non-Financial Assets

The Company assesses at each date of the statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

(f)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

(g)	Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates (“GIC’s”), are investments with maturities of more than three months and less than one year when purchased.

(h)	Marketable Securities

Marketable securities are recorded at their fair market value on the date of acquisition and are classified as FVTPL. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the market bid price and the Bank of Canada quoted exchange rate if applicable) with the resulting unrealized gains or losses included in comprehensive income or loss for the period. Transaction costs relating to the purchase of marketable securities are expensed directly to comprehensive income or loss.

(i)	Foreign Currency Transactions

The Company’s reporting currency and the functional currency of all of its operations is the Canadian dollar as this is the principal currency of the economic environment in which the Company operates. Foreign currency transactions are translated at the rate in effect when the transactions occur. Monetary assets and liabilities denominated in a foreign currency (if any) are translated at the rate in effect at the reporting period date.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.           Significant Accounting Policies (continued)

(j)	Property, Plant and Equipment (“PPE”)

PPE is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is provided on a declining-balance basis, less the estimated residual value, at the following annual rates:

Mining equipment (including pilot plant)	30%
Office equipment	20%

Leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation on leasehold improvements is provided on a straight-line basis over the life of the lease.

Amortization of the Prairie Creek plant and mill is based on the unit-of-production method based upon estimated proven and probable reserves.

(k)	Exploration and Evaluation Assets

Exploration and evaluation assets include acquired mineral use rights for mineral property held by the Company. The amount of consideration paid (in cash or share value) for mineral use rights is capitalized. The amounts shown for exploration and evaluation assets represent costs of acquisition incurred to date, less recoveries, and do not necessarily reflect present or future values. These costs will be amortized against revenue from future production or written off if the exploration and evaluation assets are abandoned or sold. Included in the cost of exploration and evaluation assets is the cost of the estimated decommissioning liability. The Company has classified exploration and evaluation assets as intangible in nature. Depletion of costs capitalized on projects put into commercial production will be recorded using the unit-of-production method based upon estimated proven and probable reserves.

Ownership in exploration and evaluation assets involves certain inherent risks, including geological, metal prices, operating costs, and permitting risks. Many of these risks are outside the Company’s control. The ultimate recoverability of the amounts capitalized for the exploration and evaluation assets is dependent upon the delineation of economically recoverable ore reserves, obtaining the necessary financing to complete their development, obtaining the necessary permits to operate a mine, and realizing profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in its Prairie Creek exploration and evaluation assets have been based on current and expected conditions. However, it is possible that changes could occur which could adversely affect management’s estimates and may result in future write downs of exploration and evaluation assets carrying values.

(l)	Financial Liabilities

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(m)	Decommissioning, Restoration and Similar Liabilities

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

(n)	Flow-through Shares

Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to exploration and evaluation expenditures may be claimed by investors instead of the entity. The issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible resource exploration and evaluation expenditures. The tax deduction is measured as the difference between the current market price of the Company’s common shares and the issue price of the flow-through share. Upon incurring and renouncing eligible resource exploration and evaluation expenditures, the Company recognizes the sale of tax deductions as a tax deduction recovery on the statement of comprehensive income or loss and reduces the other liability.

(o)	Revenue Recognition

Investment income on cash and cash equivalents and short-term investments is recognized as it is earned.

(p)	Exploration and Evaluation Costs

Exploration and evaluation costs, other than those described in Note 2 (k), are expensed as incurred until such time as either mineral reserves are proven or probable, or permits to operate the mineral resource property are received and financing to complete development has been obtained. Following confirmation of mineral reserves or receipt of permits to commence mining operations and obtaining necessary financing, exploration and evaluation expenditures are capitalized as deferred development expenditures included within exploration and evaluation assets.

(q)	Share-based Compensation

The Company follows the fair value method of accounting for the stock option awards granted to employees, directors and consultants. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility of the expected market price of the Company’s common shares and an expected life of the options. The number of stock option awards expected to vest are estimated using a forfeiture rate based on historical experience and future expectations. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock. Share-based compensation is amortized to earnings over the vesting period of the related option.

The Company uses graded or accelerated amortization which specifies that each vesting tranche must be accounted for as a separate arrangement with a unique fair value measurement. Each vesting tranche is subsequently amortized separately and in parallel from the grant date.

Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(r)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses and other deductions carried forward to future years.

Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in the year that includes the substantive enactment date. The value of deferred income tax assets is reviewed annually and adjusted, if necessary, to reflect the amount probable of being realized.

(s)	Earnings (Loss) Per Common Share

Earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the year divided by the weighted average number of common shares issued and outstanding during the year.

Diluted earnings per share calculations are based on the net income attributable to common shareholders for the year divided by the weighted average number of common shares outstanding during the year plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the year. The incremental number of common shares that would be issued is included in the calculation of diluted earnings per share.

Diluted loss per share calculations are based on the net loss attributable to common shareholders for the year divided by the weighted average number of common shares issued and outstanding during the year. Stock options and share purchase warrants are not included in the computation of loss per share for the year ended December 31, 2011 as such inclusion would be anti-dilutive.

(t)	IFRS Standards Adopted

IFRS 1 (Amendment)	First-time Adoption of IFRS
IFRS 7 (Amendment)	Financial Instruments: Disclosure
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 24 (Amendment)	Related Party Disclosures
IAS 34 (Amendment)	Interim Financial Reporting

(u)	IFRS Standards Issued But Not Yet Effective

IFRS 7 (Amendment)	Financial Instruments : Disclosure (1)
IFRS 9	Financial Instruments (5)
IFRS 10	Consolidated Financial Statements (4)
IFRS 11	Joint Arrangements (4)
IFRS 12	Disclosure of Interests in Other Entities (4)
IFRS 13	Fair Value Measurement (4)
IAS 1 (Amendment)	Presentation of Financial Statements (3)
IAS 12 (Amendment)	Income Taxes (2)
IAS 19 (Amendment)	Employee Benefits (4)
IAS 27 (Amendment)	Separate Financial Statements (4)
IAS 28 (Amendment)	Investments in Associates and Joint Ventures (4)
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine (4)
(1)	For annual periods beginning on or after July 1, 2011
(2)	For annual periods beginning on or after January 1, 2012
(3)	For annual periods beginning on or after July 1, 2012
(4)	For annual periods beginning on or after January 1, 2013
(5)	For annual periods beginning on or after January 1, 2015

The Company anticipates that the application of these standards and amendments will not have a material impact on the results and financial position of the Company.
3.           Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company’s cash and cash equivalents at December 31, 2011 consisted of cash of $1,951,000 and cash equivalents of $1,024,000 (December 31, 2010 – cash of $2,126,000 and cash equivalents of $2,338,000 and January 1, 2010 – cash of $5,174,000 and cash equivalents of $23,000).

4.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At December 31, 2011, short-term investments were valued at $5,407,000, earning investment income at a rate of 1.3% (December 31, 2010 - $2,900,000, earning income at a rate of 1.3% and January 1. 2010 - $2,246,000 earning income at a rate of 0.5%). The market value of these assets is based upon quoted market values and the recorded amounts at December 31, 2011, December 31, 2010 and January 1, 2010 equal the fair value for these investments.

5.           Marketable Securities

	December 31, 2011			December 31, 2010			January 1, 2010
	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value
Rio Tinto	-	-	-	-	-	-	6,000	$ 213	$ 340
Vatukoula Gold Mines	12,573,380	$10,142	$13,707	12,573,380	$10,142	$39,400	12,573,380	10,142	14,039
Zazu Metal Corp.	-	-	-	-	-	-	3,400,000	646	1,003
		$10,142	$13,707		$10,142	$39,400		$11,001	$15,382

6.           Other Long-term Assets

Other long-term assets consist of non-interest bearing reclamation security deposits of $525,000 (December 31, 2010 and January 1, 2010 - $525,000) and restricted cash equivalents of $214,000 (December 31, 2010 and January 1, 2010 - $214,000).

The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations.

The restricted cash equivalents are security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada (“DFO”).

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

7.           Property, Plant and Equipment

	Mining Equipment (1)	Office Equipment	Leasehold Improvements	Prairie Creek Plant & Mill	Total
Cost
At January 1, 2010	$ 1,192	$ 138	$ 60	$ 500	$ 1,890
Additions	431	13	-	-	444
Disposals	-	-	-	-	-
at December 31, 2010	1,623	151	60	500	2,334
Additions	24	8	-	-	32
Disposals	-	-	-	-	-
at December 31, 2011	$ 1,647	$ 159	$ 60	$ 500	$ 2,366

Accumulated Depreciation
at January 1, 2010	$ 775	$ 102	$ 30	$ -	907
Depreciation charge	132	11	12	-	155
Disposals	-	-	-	-	-
at December 31, 2010	907	113	42	-	1,062
Depreciation charge	219	11	11	-	241
Disposals	-	-	-	-	-
at December 31, 2011	$ 1,126	$ 124	$ 53	$ -	$ 1,303

Net Book Value
at January 1, 2010	$ 417	$ 36	$ 30	$ 500	$ 983
at December 31, 2010	716	38	18	500	1,272
at December 31, 2011	521	35	7	500	1,063

(1)Includes pilot plant

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.           Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. The Company holds various licences and permits required in order to maintain and perform current activities at the Prairie Creek Mine site.

The decommissioning asset balance (which relates entirely to Prairie Creek) included within exploration and evaluation assets represents amounts recorded to correspond with the decommissioning liability (see Note 9). This asset amount will be amortized over the useful life of the asset to which it relates. To date, no amortization has been recorded.

The Company’s exploration and evaluation assets comprise the Prairie Creek Mine Property as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Prairie Creek mineral use rights	$ 3,158	$ 3,158	$ 3,158
Decommissioning asset	1,536	1,340	1,230
	$ 4,694	$ 4,498	$ 4,388

9.           Decommissioning Liability

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and have been measured at the best estimate based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset.

At December 31, 2011, the decommissioning liability relates to reclamation and closure costs of the Company’s Prairie Creek Mine site. The accretion expense is included in finance costs on the Statement of Comprehensive Income (Loss).

The decommissioning liability at Prairie Creek is calculated as the net present value of estimated future net cash outflows of the reclamation and closure costs, which at December 31, 2011 total $2,445,000 (December 31, 2010 – $2,445,000) and are required to satisfy the obligations, discounted at 2.41% per annum (December 31, 2010 – 3.48%). The settlement of the obligations will occur through to 2021.

A summary of the Company’s provision for the decommissioning liability is presented below:

	December 31, 2011	December 31, 2010
Balance – beginning of year	$ 1,654	$ 1,505
Reclamation activity	-	(23)
Accretion expense	58	62
Change in estimates	195	110
Balance – end of year	$ 1,907	$ 1,654

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.	Share Capital

Authorized: Unlimited common shares with no par value (2010 – unlimited).

Issued and outstanding: 143,109,112 common shares (December 31, 2010 – 130,448,492).

(a)	During the year ended December 31, 2011:

i.	295,000 options were exercised at prices between $0.23 and $0.45 per common share for proceeds of $111,000.

ii.	90,620 warrants were exercised at a price of $0.40 per common share for proceeds of $36,000.

iii.
Effective June 1, 2011, the Company did not renew its normal course issuer bid (the “Bid”). During the year to date period ended June 1, 2011, the Company did not purchase any common shares pursuant to the Bid.

iv.
On December 30, 2011, the Company issued by way of private placement 3,275,000 flow-through shares on a brokered basis at $0.75 per share, for aggregate gross proceeds of $2,456,000. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 212,875 non-flow-through shares at any time until June 30, 2013 at a price of $0.75 per share. Net proceeds from the issuance were $2,199,000 after issuance costs comprised of the agent’s commission of $160,000 and other issuance costs of $97,000. The Company also recognized non-cash costs for the fair value of the broker’s warrants granted of $45,000. The sale of tax deductions of $295,000 is deferred and presented as other liabilities.

v.
On December 30, 2011, the Company issued by way of non-brokered private placement 9,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. (“Zhongrun”) at $0.67 per Unit, for aggregate gross proceeds of $6,030,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at any time until December 30, 2013 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $5,598,000 after issuance costs comprised of the finder’s fee of $302,000 and other issuance costs of $130,000. The Company allocated $945,000 of the gross proceeds to the fair value of the share purchase warrants.

(b)	During the year ended December 31, 2010:

i.
Effective June 1, 2010, the Company renewed its normal course issuer bid pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. The Bid may be carried out from June 1, 2010 for a period of up to one year. During the year ended December 31, 2010, the Company did not purchase any common shares pursuant to the Bid.

ii.
On June 30, 2010, the Company issued by way of private placement 6,250,000 flow-through shares on a brokered basis at $0.40 per share, for aggregate gross proceeds of $2,500,000. The agent to the private placement was paid a commission of 7% of the gross proceeds from the offering and received broker’s warrants to acquire 625,000 non-flow-through shares at any time until June 30, 2012 at a price of $0.40 per share. Net proceeds from the issuance were $2,244,000 after issuance costs comprised of the agent’s commission of $175,000 and other issuance costs of $81,000. The Company also recognized non-cash costs consisting of the fair value of the broker’s warrants granted of $114,000 and the sale of tax deductions of $63,000.

iii.
On December 23, 2010, the Company issued by way of private placement 3,371,429 flow-through shares on a brokered basis and 200,000 flow-through shares on a non-brokered basis at $0.70 per share, for aggregate gross proceeds of $2,500,000. The agent to the private placement was paid a commission of 7% of the gross proceeds from the offering and received broker’s warrants to acquire 337,143 non-flow-through shares at any time until December 23, 2012 at a price of $0.70 per share. Net proceeds from the issuance were $2,254,000 after issuance costs comprised of the agent’s commission of $165,000 and other issuance costs of $81,000. The Company also recognized non-cash costs consisting of the fair value of the broker’s warrants granted of $81,000 and the sale of tax deductions of $214,000.

11.           Reserves

(a)           Stock Options

At December 31, 2011 there were 6,410,000 incentive stock options outstanding all of which, except for the 300,000 issued in the three month period ended March 31, 2011, were granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”). At the Annual General Meeting held on June 16, 2010, shareholders approved the adoption of a new incentive stock option plan (the “2010 Plan“). The 2010 Plan is a fixed share stock option plan pursuant to which options on up to 6,000,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 6,110,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan. Stock options will only be granted under the 2010 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2010 Plan and the 2004 Plan does not exceed 6,000,000.

Under the 2010 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant.

During the year ended December 31, 2011, 295,000 stock options with a weighted average exercise price of $0.38 per share were exercised, 225,000 stock options with a weighted average exercise price of $0.45 were forfeited and 870,000 stock options with a weighted average exercise price of $0.90 expired. The weighted average share price of exercised options for the year ended December 31, 2011 was $1.17 per share.

The 300,000 incentive stock options granted during the three months ended March 31, 2011, which are reflected in the table below, were granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange, vest in equal eighths over a two year period, carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of granting of $0.38. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.9%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 79% to 85%, no expected dividends and a forfeiture rate of 1%.

Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

A summary of the Company’s options at December 31, 2011 and December 31, 2010 and the changes for the years then ended is presented below:

	Year ended December 31, 2011		Year ended December 31, 2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,500,000	$ 0.46	6,650,000	$ 0.50
Granted	300,000	0.71	4,930,000	0.45
Exercised	(295,000)	0.38	(1,196,250)	0.23
Expired	(870,000)	0.90	(2,840,000)	0.65
Forfeited	(225,000)	0.45	(43,750)	0.45
Outstanding, end of year	6,410,000	$ 0.41	7,500,000	$ 0.46

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(a)           Stock Options (continued)

As at December 31, 2011, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 3 years, to purchase an aggregate 6,410,000 common shares, of which 5,707,500 were exercisable as at that date, as follows:

	Options Outstanding		Options Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
October 15, 2012	75,000	0.94	75,000	0.94
March 27, 2014	1,575,000	0.23	1,575,000	0.23
May 12, 2015	4,460,000	0.45	3,945,000	0.45
January 27, 2016	300,000	0.71	112,500	0.71
	6,410,000	$ 0.41	5,707,500	$ 0.40

For the year ended December 31, 2011, the Company recorded charges for stock options granted to directors, officers and employees of $238,000 versus $951,000 for the comparative year.

The share-based compensation charges were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Year ended December 31, 2011	Year ended December 31, 2010
Dividend Yield	0%	0%
Risk free interest rate	1.9%	2.2% to 2.4%
Expected life	2.6 to 3.5 years	2.5 to 3.5 years
Expected volatility (1)	79.4% to 85.1%	79.5% to 86.1%
Weighted average grant date fair value	0.38	0.23
Forfeiture rate	1%	1%
(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(b)           Warrants

A summary of the Company’s share purchase warrants at December 31, 2011 and December 31, 2010 and the changes for the years then ended is presented below:

	Year ended December 31, 2011		Year ended December 31, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	431,893	$ 0.63	-	$ -
Issued	4,712,875	0.89	962,143	0.51
Exercised	(90,620))	0.40	(530,250))	0.40
Outstanding, end of year	5,054,148	$ 0.88	431,893	$ 0.63

As at December 31, 2011, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 1.91 years, to purchase an aggregate 5,054,148 common shares, as follows:

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
June 30, 2012	4,130	$ 0.40
December 23, 2012	337,143	0.70
June 30, 2013	212,875	0.75
December 30, 2013	4,500,000	0.90
	5,054,148	$ 0.88

The fair value of the warrants issued were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Year of Grant	Year ended December 31, 2011	Year ended December 31, 2010
Dividend Yield	0%	0%
Risk free interest rate	0.96%	1.5% to 1.7%
Expected life	1.4 to 1.9 years	1.9 years
Expected volatility (1)	77.3%	74.4% to 89.1%
Weighted average grant date fair value	0.21	0.20
(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(c)           Summary

A summary of the reserves account is presented below:

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, January 1, 2010	$ 2,038	$ -	$ 6,026	$ 604	$ 8,668
Share-based compensation	951	-	-	-	951
Stock options exercised	(120))	-	-	-	(120))
Stock options expired	(1,144))	-	1,144	-	-
Stock options forfeited	(12))	-	12	-	-
Broker warrants issued	-	195	-	-	195
Broker warrant exercised	-	(97))	-	-	(97))
Balance, December 31, 2010	1,713	98	7,182	604	9,597
Share-based compensation	238	-	-	-	238
Stock options exercised	(57))	-	-	-	(57))
Stock options expired	(600))	-	600	-	-
Stock options forfeited	(54))	-	54	-	-
Broker warrants issued	-	989	-	-	989
Broker warrants exercised	-	(17))	-	-	(17))
Balance, December 31, 2011	$ 1,240	$ 1,070	$ 7,836	$ 604	$ 10,750

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Exploration and Evaluation Expenses

The Company’s exploration and evaluation expenses incurred on the Prairie Creek property for the years ended December 31, 2011 and 2010 are detailed below:

	Year ended December 31, 2011	Year ended December 31, 2010
Assaying and metallurgical studies	$22	$ 23
Camp operation and project development	329	669
Diamond drilling	1,984	2,001
Feasibility study	1,198	-
Insurance, lease and rental	59	56
Permitting and environmental	1,653	1,163
Transportation and travel	25	57
	5,270	3,969

Depreciation – mining plant and equipment	219	131
Total exploration and evaluation expenses	$5,489	$ 4,100

Exploration and evaluation, beginning of year	$41,898	$ 37,798
Total exploration and evaluation expenses	5,489	4,100
Exploration and evaluation, end of year	$47,387	$ 41,898

13.           Tax Deduction Recovery

During the year ended December 31, 2011, the Company renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $5,000,000 in respect of the flow-through shares issued in 2010 (see Note 10). As at December 31, 2011, the Company has incurred eligible exploration and development costs of $5,000,000. Accordingly, the Company reduced the liability to sell the tax deductions, initially recognized at $277,000, and recognized a tax deduction recovery during the year ending December 31, 2011 of $277,000.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

14.           Income Taxes

The Company’s current and deferred income tax expense for the year ended December 31, 2011, is $nil and $nil (2010 - $nil and $nil). A reconciliation of the statutory tax rate to the effective rate for the Company is as follows:

	2011	2010
Statutory tax rate	27.54%	29.1%
Income taxes/(recovery) computed at statutory rates	$ (9,187))	$ 5,357
Permanent differences	75	301
Expired losses	-	301
Renunciation of flow-through shares	1,377	-
Other	(352))	(130))
(Gain)/loss on marketable securities subject to capital gains tax rate	3,566	(3,620))
Income tax rate changes	44	(194))
Tax benefits not yet recognized	4,477	(2,015))
	-	-

The approximate tax effect of each type of temporary difference that gives rise to the Company’s deferred income tax assets and liabilities are as follows:

	2011	2010
Non-capital loss carry forwards	$ 4,318	$ 3,815
Plant and equipment	253	189
Resource interests	5,089	4,753
Other	721	549
Deferred income tax liability	(442))	(3,951))
Net unrecognized deferred income tax	$ 9,939	$ 5,355

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

14.           Income Taxes (continued)

At December 31, 2011, the Company has approximately $16,429,000 (2010 - $14,506,000) of non-capital losses for tax purposes available to be carried forward at various dates until 2031 and applied against future income for tax purposes and approximately $24,058,000 (2010 - $22,569,000) of unused cumulative Canadian exploration and development expenses for tax purposes available to be carried forward indefinitely and applied against future income for tax purposes.  The non-capital losses expire as follows:

Year	Total
2014	$ 886
2015	895
2026	1,005
2027	2,755
2028	3,746
2029	2,455
2030	2,632
2031	2,055
$ 16,429

Deferred income tax benefits which may arise as a result of these losses have been recognized in these financial statements to the extent necessary to reduce deferred income tax liabilities arising on unrealized capital gains on marketable securities.

15.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders. The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team. The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

16.           Related Party Transactions

For the year ended December 31, 2011, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $24,000 versus $24,000 for the comparative year. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2011, $4,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2010 - $2,000).

For the year ended December 31, 2011, the Company incurred short-term employee benefits with officers and directors in the amounts of $672,000 versus $660,000 for the comparative year. For the year ended December 31, 2011, the Company incurred share-based compensation with officers and directors in the amounts of $174,000 versus $787,000 for the comparative year.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

17.           Financial Instruments

(a)	Categories of financial instruments

		December 31, 2011	December 31, 2010	January 1, 2010
Cash and cash equivalents	FVTPL	$ 2,975	$ 4,464	$ 5,197
Short-term investments	FVTPL	5,407	2,900	2,246
Marketable securities	FVTPL	13,707	39,400	15,382
Other receivables	Loans and receivables	68	100	33
Restricted cash	FVTPL	214	214	214
Accounts payable	Other financial liabilities	(60)	(16)	(189)
Accrued and other liabilities	Other financial liabilities	(660)	(226)	(212)

(b)	Fair value measurements

The following table summarizes the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2011, December 31, 2010 and January 1, 2010:

December 31, 2011	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 2,975	-	-	$ 2,975
Short-term investments	5,407	-	-	5,407
Marketable securities	13,707	-	-	13,707
Restricted cash	214	-	-	214

December 31, 2010	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 4,464	-	-	$ 4,464
Short-term investments	2,900	-	-	2,900
Marketable securities	39,400	-	-	39,400
Restricted cash	214	-	-	214

January 1, 2010	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 5,197	-	-	$ 5,197
Short-term investments	2,246	-	-	2,246
Marketable securities	15,382	-	-	15,382
Restricted cash	214	-	-	214

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

17.           Financial Instruments (continued)

(c)	Market risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Furthermore, as the Company’s marketable securities are also in mining companies, market values will fluctuate as commodity prices change. Based upon the Company’s portfolio at December 31, 2011, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net loss of approximately $1,370,000.

(d)	Interest rate risk

Included in the loss for the year ended December 31, 2011 is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net loss would have been approximately $38,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

(e)	Foreign currency risk

The Company also holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2011, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income would be $86,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in U.S. dollars.

(f)	Credit risk

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and restricted cash. The total value of these items at December 31, 2011 is $22,303,000 (December 31, 2010 - $46,978,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfil a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. Accordingly, the Company believes that it is exposed to minimal credit risks at the current time, although the concerns surrounding financial institutions globally have increased the risk of a credit default by a major bank impacting the Company. At December 31, 2011, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with two financial institutions.

(g)	Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at December 31, 2011, the Company had positive working capital of $21,175,000 (December 31, 2010 - $46,380,000). Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.           Commitments

(a)	The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Year ending December 31,	Total
2012	$ 148
2013	150
2014	147
2015	149
2016	151
2017	88
$ 833

During the year ended December 31, 2011, the Company recognized lease expense of $157,000 (2010 - $179,000).

(b)
The Company has a letter of guarantee outstanding in the amount of $214,000 as security for the Company fulfilling certain obligations pursuant to an Authorization granted by DFO relating to road repairs in proximity to the Prairie Creek Mine Site (see Note 6).

19.           Subsequent Events

(a)
The Company, on January 6, 2012, closed a bought deal public offering of 7,610,000 units (“Units”) at $0.67 per Unit for total proceeds of $5,098,700 (the “Public Offering”). Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at an exercise price of $0.90 per common share for a period of 24 months from the date of issuance. The Public Offering was completed by a syndicate of underwriters.

(b)
The Company, on February 10, 2012, closed the second and final tranche of the non-brokered private placement with Zhongrun International Mining Co. Ltd. Consisting of an additional 6,000,000 units (“Units”) at $0.67 per Unit for gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share of the Company at an exercise price of $0.90 per common share for a period of 24 months from the date of issuance. In connection with this financing the Company paid a finder’s fee of 5% to an arm’s length intermediary.

20.           Approval of the Financial Statements

The Annual Financial Statements of Canadian Zinc Corporation for the year ended December 31, 2011 were approved and authorized for issue by the Board of Directors on March 15, 2012.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

21.           First Time Adoption of IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

The Company elected to take the following IFRS 1 optional exemptions:

(a)	IFRS 3, Business Combinations: Applied prospectively from the Transition Date;

(b)
IFRS 16, Property, Plant & Equipment and IFRS 23, Borrowing Costs: Borrowing costs related to qualifying assets not capitalized unless commencement date for capitalization is on or after the Transition date;

(c)	IAS 17, Leases: Leases are classified based on the lease terms in force at the Transition date;

(d)	IFRIC 4, Determining whether an arrangement contains a lease: Applied to arrangements existing at the Transition date on the basis of facts and circumstances at that date;

(e)	IFRS 2, Share-Based Payments: Not applied retrospectively to fully vested equity settled grants;

(f)
IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities: Decommissioning liability included in the cost of the related asset is not accounted for on a fully retrospective basis;

(g)	IAS 39, Financial Instruments: Recognition & Measurement: Financial instrument designated as FVTPL upon the Transition Date.

Other Disclosures

The Company designated its cash and cash equivalents, short-term investments, marketable securities and restricted cash as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis. This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under Canadian GAAP and recorded at fair value (see Note 17).

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

21.           First Time Adoption of IFRS (continued)

Notes to Reconciliations

(a)	Decommissioning liability

Consistent with IFRS, provisions for the decommissioning liability have been previously measured based on the estimated cost of rehabilitation, discounted to its net present value upon initial recognition. However, adjustments to the discount rate are not reflected in the provisions or the related assets under previous GAAP unless it relates to an upward revision in the future costs estimates. The Company has elected to apply the exemption from full retrospective application as allowed under IFRS 1 for the decommissioning liability included in the cost of exploration and evaluation assets. As such the Company has re-measured the decommissioning liability as at January 1, 2010 under IAS 37, Provisions, Contingent Liabilities and Contingent Assets and estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the historical discount rates. Consistent with IFRS, accretion expense is categorized as finance costs under other expenses on the statement of comprehensive income.

(b)	Flow-through shares

Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to exploration and evaluation expenditures may be claimed by investors instead of the entity. Under Canadian GAAP, in accordance with EIC-146 , Flow-through Shares, a deferred tax liability is recognized on the date that the Company files renouncement documents with the Canadian tax authorities assuming there is reasonable assurance the expenditures will be made.

Consistent with IFRS, the issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible exploration and evaluation expenditures. Accordingly, the Company adjusted the flow-through share issuance in fiscal 2010 and recorded a deferral of the sale of tax deductions.

(c)	Share-based Compensation

Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. IFRS 2, Share-based payments, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the definition of an employee is broader allowing the Company to group employees and others providing similar services together. Adjustments were calculated only for unvested options issued and outstanding after the Transition Date.

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

21.           First Time Adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity

		As at January 1, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$5,197	$-	$5,197
Short-term investments		2,246	-	2,246
Marketable securities		15,382	-	15,382
Other receivables and prepaid expenses		52	-	52

Total Current Assets		22,877	-	22,877

Other long-term assets		739	-	739
Property, plant and equipment		983	-	983
Exploration and evaluation assets	(a)	4,553	(165)	4,388

Total Assets		$29,152	$(165)	$28,987

LIABILITIES
Current
Accounts payable		$189	$-	$189
Accrued and other liabilities		212	-	212

Total Current Liabilities		401	-	401

Decommissioning liability	(a)	1,238	267	1,505

Total Liabilities		1,639	267	1,906

SHAREHOLDERS' EQUITY
Share capital		65,583	-	65,583
Reserves		8,668	-	8,668
Deficit	(a)	(46,738)	(432)	(47,170)

Total Shareholders’ Equity		27,513	(432)	27,081

Total Liabilities and Shareholders’ Equity		$29,152	$(165)	$28,987

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

21.           First Time Adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity (continued)

		As at December 31, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$4,464	$-	$4,464
Short-term investments		2,900	-	2,900
Marketable securities		39,400	-	39,400
Other receivables and prepaid expenses		135	-	135

Total Current Assets		46,899	-	46,899

Other long-term assets		739	-	739
Property, plant and equipment		1,272	-	1,272
Exploration and evaluation assets	(a)	4,553	(55)	4,498

Total Assets		$53,463	$(55)	$53,408

LIABILITIES
Current
Accounts payable		$16	$-	$16
Accrued and other liabilities	(b)	226	277	503

Total Current Liabilities		242	277	519

Decommissioning liability	(a)	1,300	354	1,654

Total Liabilities		1,542	631	2,173

SHAREHOLDERS' EQUITY
Share capital	(b)	70,591	(277)	70,314
Reserves	(c)	9,661	(64)	9,597
Deficit	(a), (b) & (c)	(28,331)	(345)	(28,676)

Total Shareholders’ Equity		51,921	(686)	51,235

Total Liabilities and Shareholders’ Equity		$53,463	$(55)	$53,408

CANADIAN ZINC CORPORATION
Notes to the Financial Statements
December 31, 2011
(Tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

21.           First Time Adoption of IFRS (continued)

Reconciliation of Comprehensive Income

		Year ended December 31, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

Income		$48	-	$48
Expenses	(c)	(6,857)	64	(6,793)
Other income	(a)	25,216	23	25,239

Net income for the year		18,407	87	18,494

Other comprehensive income		-	-	-

Comprehensive income for the year		$18,407	$87	$18,494

Reconciliation of Cash Flows

		Year ended December 31, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

Operating Activities
Net income for the year	(a) & (c)	$18,407	$87	$18,494
Reclamation expenditures	(a)	(19)	(4)	(23)
Adjustment for items not involving cash:
Accretion and depreciation	(a)	235	(19)	216
(Gain) loss on marketable securities		(25,341)	-	(25,341)
Unrealized foreign exchange		44	-	44
Share-based compensation	(c)	1,015	(64)	951
Change in non-cash working capital items		(280)	-	(280)
		(5,939)	-	(5,939)

Financing Activities		5,024	-	5,024
Investing Activities		226	-	226
Impact of exchange rate changes on cash and cash equivalents		(44)	-	(44)

Decrease in cash and cash equivalents		(733)	-	(733)

Cash and cash equivalents, beginning of year		5,197	-	5,197

Cash and cash equivalents, end of year		$4,464	$-	$4,464